

CSM nv
Corporate Affairs

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 5906328
F +31 (0)20 5906318
E mariette.mantel@csmglobal.com
I www.csmglobal.com



10015249

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

subject CSM nv, (SEC File No. 82-34886)

date 4 February 2010

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release October 28, 2009: CSM Q3 2009 Trading Update
- Press release December 18, 2009: CSM to build lactide plant in Thailand
- Press release January 12, 2010: CSM announces change in Board of Management structure

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Werl

Mariëtte Mantel
CSM nv

Dlw 2/24



CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM Q3 2009 TRADING UPDATE

Diemen, the Netherlands, October 28, 2009

CSM substantially improved Q3 EBITA compared to last year. The increase was the result of more stable sales volumes in combination with a recovery in margins and strict expense control.

Key facts

- Sales for the third quarter were € 634.5 million compared with € 639.5 million in 2008; organic growth was 2.2% negative due to a limited reduction in sales volume and slightly lower average pricing. Currency effects had a positive impact of € 9 million due to the stronger US dollar.
- EBITA before exceptional items in the third quarter amounted to € 47.6 million, up € 20.8 million (78%) compared with the same period in 2008. The main contributors to the recovery of our margins were the current raw material contracts, cost savings as well as continuing improvements at H.C. Brill and our German Bakery operation. Currency effects positively impacted EBITA by € 1.9 million.

Key figures

Quarter 3		x € million	Year-to-date Q3	
2009	2008		2009	2008
634.5	639.5	Net sales	1,918.2	1,886.7
47.6	**26.8**	**EBITA before exceptional items**	**108.3**	**95.6**
-	-2.4	Exceptional items		-12.8
47.6	**24.4**	**EBITA ***	**108.3**	**82.8**
7.5%	*4.2%*	*ROS before exceptional items (in %)*	*5.6%*	*5.1%*

* EBITA: operating result before amortization of intangible fixed assets.



Commenting on the third quarter results, Gerard Hoetmer, CEO of CSM, said:

I am proud that in line with our forecast, we have delivered clearly improved EBITA results in Q3 versus Q3 of last year. The strong improvement of € 20.8 million shows that our organization has successfully adapted to the recessionary environment that started to severely impact our business around July of last year. Today, despite the continuing pressure in our markets, we see a trend of stabilization in volumes sold. The continued investments in our organization in the areas of marketing and innovation are gradually starting to pay off, further strengthening our market position. This quarter's development in raw material prices was less volatile than in previous periods. This allowed us to recover margins. However, continued attention will have to be paid to our procurement positions and selling prices especially as the first signs of raw material price increases are seen.

During the recession we have continued our strategic investments and focus on improving our innovation and marketing capabilities. This quarter we have seen the clear benefits of two major innovation efforts at PURAC. First we have announced a cooperation with BASF, one of the most reputable chemical companies, in jointly developing the production of bio-based succinic acid. This cooperation clearly confirms our position as an expert in fermentation technology, especially in the field of bio-plastics. Secondly we have developed a process which in a new plant will make it possible to eliminate a number of steps in the lactid acid production. The advantages of this improved process will be a reduced use of chemicals, the avoidance of producing substantial amounts of byproducts such as gypsum, and consequently creating a very positive effect on the carbon/CO^2 footprint.

For the fourth quarter we remain cautious for the volume outlook. As Q4 is the most important quarter for our bakery activities, the behavior of consumers in this holiday season is going to be very decisive for our results in this quarter. Average raw material prices have started to increase again, especially due to the increase in sugar prices. The impact in the fourth quarter however, will be limited due to forward purchasing contracts in place.
On balance we estimate our Q4 EBITA to improve over Q4 of last year. For the total year we expect to improve our EBITA with 10-15% compared to last year.



Business developments

Bakery Supplies

Quarter 3		x € million	Year-to-date Q3	
2009	2008		2009	2008
542.1	557.1	Net sales	1,650.6	1,641.7
39.1	25.5	EBITA before exceptional items	103.0	84.8
-	-2.2	Exceptional items	-	-13.6
39.1	23.3	EBITA	103.0	71.2
7.2%	*4.6%*	*ROS before exceptional items (in %)*	*6.2%*	*5.2%*

- ### Bakery Supplies North America

Quarter 3		x $ million	Year-to-date Q3	
2009	2008		2009	2008
411.8	432.7	Net sales	1,219.1	1,278.5
38.3	23.0	EBITA before exceptional items	99.3	71.6
-	-0.6	Exceptional items	-	-0.6
38.3	22.4	EBITA	99.3	71.0
9.3%	*5.3%*	*ROS before exceptional items (in %)*	*8.1%*	*5.6%*

Quarter 3		x € million	Year-to-date Q3	
2009	2008		2009	2008
286.4	287.2	Net sales	894.0	840.5
26.9	15.3	EBITA before exceptional items	72.8	47.1
-	-0.4	Exceptional items	-	-0.4
26.9	14.9	EBITA	72.8	46.7
9.3%	*5.3%*	*ROS before exceptional items (in %)*	*8.1%*	*5.6%*

Bakery Supplies North America showed a negative organic sales growth of 4.4% in Q3, caused by a volume decline of 2.2% and a negative price/mix effect of 2.2%. After the stabilization in Q2 it shows that market demand still is volatile.

Bakery Supplies North America Q3 EBITA was up US$ 15.3 million compared with last year. The effect of the slightly lower volumes was more than compensated by a recovery of our margins, cost savings as well as the continued improved performance of our company H.C. Brill.

- ### Bakery Supplies Europe

Quarter 3		x € million	Year-to-date Q3	
2009	2008		2009	2008
255.7	269.9	Net sales	756.6	801.2
12.2	10.2	EBITA before exceptional items	30.2	37.7
-	-1.8	Exceptional items	-	-13.2
12.2	8.4	EBITA	30.2	24.5
4.8%	*3.8%*	*ROS before exceptional items (in %)*	*4.0%*	*4.7%*



Bakery Supplies Europe showed a negative organic sales growth of 3.5%. Volumes sold were on balance stable with different positions in various markets. Compared to a year ago the price/mix effect was negative 3.5%. The weaker pound sterling impacted sales negatively by € 5 million.

Bakery Supplies Europe delivered a higher EBITA compared with Q3 2008. Cost reductions to compensate for the impact of the recession and current raw material contracts were the main contributors to the improved performance. Our activities in Germany improved their results compared to last year.

- **PURAC**

Quarter 3		x € million	Year-to-date Q3	
2009	2008		2009	2008
92.4	82.4	Net sales	267.6	245.0
14.2	5.5	EBITA before exceptional items	24.1	23.0
-	-0.2	Exceptional items	-	0.8
14.2	5.3	EBITA	24.1	23.8
15.4%	*6.7%*	*ROS before exceptional items (in %)*	*10.5%*	*10.2%*

PURAC showed an organic sales growth of 9.5%. Volumes sold were down 4.9%, but if we correct for the lost volume in potassium based products sales volumes were stable. Selling prices compared to a year ago were up, leading to the organic sales growth. Sales to our more cyclical customers in the semiconductor and chemical industries showed an increase compared with the second quarter of this year. The US dollar positively impacted sales by € 2.2 million.

PURAC's EBITA improvement of € 8.7 million reflects a recovery in our margins due to current raw material contracts and lower costs mainly resulting from the supply chain reorganization in 2008. The EBITA improvement compared with Q2 is due to better capacity utilization in our factories supported by higher volumes sold and less impact of our inventory reduction initiatives as well as current raw material prices.



There will be a conference call for investors and analysts at 11 o'clock CET when the management board will be available to respond to questions.

Dial-in details

Conference call title: Q3 Interim Management statement – conference ID 4176410

Telephone numbers:	The Netherlands	+31 20 794 8507
	United Kingdom	+44 207 190 1494
	Germany	+49 69 58 999 0705
	U.S.	+1 480 629 9654
	France	+33 1 70 993 504
	Denmark	+45 3271 4919
	Sweden	+46 850 520 370

For more information, please contact:

Press: Eva Lindner, Communication Director, tel. +31 20 5906320

Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.



CSM nv
Corporate Communications

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen
T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press release

CSM TO BUILD LACTIDE PLANT IN THAILAND

- A strong commitment to reduce CO_2 by investing in bioplastics -

Diemen, the Netherlands, December 18 2009

CSM announces that its subsidiary Purac will start with the construction of a Lactide plant in Thailand to produce components for bioplastics. This investment is driven by CSM's commitment to play a leading role in the development of the market for lactic acid based bioplastics (PLA). This market is highly attractive as PLA contributes, with commercially viable products, to a significantly lower carbon dioxide (CO_2) footprint than the traditional oil based plastics. The investment decision is supported by the commitment of our three commercial partners and an increasing number of partners who have signed development agreements, as well as by governmental and consumer drive for sustainable, green products. The investment for this new plant will be EUR 45 million. The new plant will be ready for start up in the second half of 2011 to meet our current level of demand and to accelerate market development.

Gerard Hoetmer, CEO of CSM comments: *"This investment will take us to the next step in our bioplastics program, where our proprietary technology gives us a considerable opportunity together with our partners, to grow the PLA market. Even a 1% share of the 250 million ton plastics market represents a huge opportunity for our products and our company."*
The products are aimed for a broad segment of today's plastics market and enables Purac's partners to produce bioplastic products with a high heat resistance up to 180 degrees Celsius/266 degrees Fahrenheit.
Gerard Hoetmer continues: *"We have made good progress in co-developing commercial applications for this next generation of PLA, such as in the packaging, foam and fiber industries. This is supported by the drive to reduce CO_2 emission with commercially attractive products. Both from a market and technology perspective, PLA will continue to gain attractiveness compared to traditional oil-based plastics through further investments in future generations of products."*

The new plant will be located at the existing Purac site in Thailand. The capacity of the Lactides plant will be 75,000 tons. It is designed to produce both L-Lactides and D-Lactides, made out of lactic acid sourced from the existing Purac plants.



For more information, please contact:

Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

SEC File No.
82 - 34986



CSM nv
Corporate Communications

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (20) 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com

Press Release

CSM announces change in Board of Management structure

Diemen, the Netherlands, 12 January 2010

CSM announces that Reinoud Plantenberg has decided to step down from the CSM Board of Management at the end of his term at the annual general meeting of shareholders (AGM) on April 29, 2010. He will transfer his responsibilities as President of CSM Bakery Supplies North America (BSNA) to Bret Weaver as per May 2010, who currently holds the position of President of H.C. Brill, one of the largest business units of CSM in North America. Reinoud Plantenberg will continue in a number of special projects until his retirement in 2011. After the AGM the CSM Board of Management will consist of Gerard Hoetmer (CEO) and Koos Kramer (CFO).

Pieter Bouw, Chairman of the CSM Supervisory Board comments: *"We are very grateful to Reinoud Plantenberg for his achievements in our North American business. Under his management, our three business units in the US became the leaders in their respective markets, showing a healthy performance. We respect his decision to step down from the Board of Management at the end of his current four-year term as he will retire in 2011."*

Bret Weaver will be appointed as President of Bakery Supplies North America. Bret Weaver (1959) joined CSM in 1996 and has held several executive positions in strategy, business development and general management. Gerard Hoetmer, CEO of CSM comments: *"We owe Reinoud Plantenberg a lot of gratitude for driving the North American businesses to leading positions and for building a strong team, providing us with a seasoned successor like Bret Weaver. Bret has been part of the BSNA Management Team for many years now. As President of H.C. Brill he already demonstrated his great ability to improve organizational effectiveness whilst positioning the company for further growth."*

Bret Weaver will report directly to the Board of Management, similar to the management reporting structure for CSM's other activities Bakery Supplies Europe and Purac.

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Registered, Amsterdam no. 33006580



Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

Registered, Amsterdam no. 33006580



CSM nv
Corporate Affairs

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 5906328
F +31 (0)20 5906318
E mariette.mantel@csmglobal.com
I www.csmglobal.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

subject CSM nv, (SEC File No. 82-34886)

date 5 February 2010

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release September 30, 2009: BASF and CSM announce joint production development of biobased Succinic Acid
- Press release October 6, 2009: CSM updates financial market on its innovation program
- Press release February 4, 2010: CSM to acquire Best Brands in the US

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Werk

Mariëtte Mantel
CSM nv


BASF
The Chemical Company


CSM

Joint Media Release
September 30, 2009

BASF and CSM announce joint production development of biobased Succinic Acid

LUDWIGSHAFEN, GERMANY and DIEMEN, NETHERLANDS, September 30, 2009 -- BASF SE and CSM nv today announced the cooperation between their respective subsidiaries BASF Future Business GmbH and PURAC for the development of the production of biobased succinic acid. Both partners have been working on the development of the industrial fermentation and down-stream processing of biobased succinic acid and will start production of commercial quality and volumes in the second quarter of 2010.

BASF Future Business and PURAC form a strong partnership by combining their respective strengths in the technology development and application of biobased succinic acid. BASF is a global leader in intermediates, chemical building blocks and polymers. PURAC is the world leading producer of lactic acid and lactides from renewable feedstocks.

Using a fully equipped fermentation and down stream purification plant the partners will demonstrate the economical production of succinic acid on industrial scale using a highly innovative route on the basis of renewable substrate. In addition, the greenhouse gas CO_2 will be used as a raw material and fixed during the highly efficient fermentation process, contributing further to sustainable development.

Biobased succinic acid will be applied as a monomeric building block in a variety of biopolymers, e.g. biodegradable polyesters. Furthermore, low cost succinic acid has high potential as a platform chemical and its downstream products. Both companies will

work together in order to achieve manufacturing cost levels making biobased succinic acid competitive for a wide variety of novel applications.

"We are happy to partner with PURAC, the world leader of lactic acid production and an expert in fermentation and purification of biobased chemicals" said Dr. Thomas Weber, Managing Director of BASF Future Business GmbH. "Combining our competencies, we open the door to make biobased succinic acid a success story."

"Through this biobased succinic acid collaboration we aim to add an important new monomeric building block to PURAC next to our lactide products" says Gerard Hoetmer, Chief Executive Officer of CSM. "This partnership has great potential because it leverages the combined strengths of two leading companies in their fields."

About BASF Future Business GmbH
BASF Future Business GmbH, a 100 percent subsidiary of BASF SE, was founded in April 2001. It aims to open up business areas with above-average growth rates that lie outside BASF's mainstream activities. The company focuses on chemistry-based new materials, technologies and system solutions. BASF Future Business GmbH commissions research from BASF's R&D units but also cooperates with startup companies, industrial partners, universities and potential customers. Other alternatives include the acquisition of direct stakes, joint ventures with partner companies or provision of venture capital via the subsidiary BASF Venture Capital GmbH. Further information on BASF Future Business is available on the Internet at www.basf-fb.de.

About BASF
BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics and performance products to agricultural products, fine chemicals as well as oil and gas. As a reliable partner BASF helps its customers in virtually all industries to be more successful. With its high-value products and intelligent solutions, BASF plays an important role in finding answers to global challenges such as climate protection, energy efficiency, nutrition and mobility. BASF has approximately 97,000 employees and posted sales of more than €62 billion in 2008. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

About PURAC
PURAC is the worldwide market leader in lactic acid, lactic acid derivatives and lactides. PURAC has over 70 years of experience in the development, manufacturing and marketing of these products in a broad range of industries. PURAC operates production plants in the USA, the Netherlands, Spain, Brazil and Thailand and markets its products through a worldwide network of sales offices and distributors. PURAC has a strong focus on the development of the bioplastics market. PURAC develops this market through innovative solutions and partnerships with a select group of companies in the plastics industry. PURAC is headquartered in The Netherlands and is a part of CSM.

About CSM
CSM is global market leader in lactic acid and lactic acid derivatives and is the largest supplier of bakery products worldwide. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a

workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

Media Inquiries:

BASF

Juliane Ernst
Communications Manager
BASF SE
Phone: +49 620 60 42117
christian.boehme@basf.com

CSM
Press & Analysts:
Ian Blackford
Investor Relations Manager CSM nv
Phone: +31 (0)20 5906349
Cell phone: +44 (0)7767 227506
Ian.blackford@csm.nl

Business Contact
Maren Bauer
Senior Manager
BASF Future Business GmbH
Phone: +49 621 60 76803
Maren.bauer@basf.com

Business Contact
Dr. Hans van der Pol
Marketing Manager
PURAC
Phone: +31 183 695 741
h.van.der.pol@purac.com

SEC File 82-34886



CSM nv
Board of Management

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 62 28
F 020 695 19 42
E info@csm.nl
I www.csm.nl

Persbericht

CSM UPDATES FINANCIAL MARKET ON ITS INNOVATION PROGRAM

Diemen, the Netherlands, 6 October 2009 - In today's meeting with investors and financial analysts, CSM will present an up-date on its innovation program for both Bakery Supplies and PURAC.

CSM's investments in innovation are central in our aim of delivering organic sales growth in Bakery Supplies of 1-2% above market growth and in PURAC delivering 8-10% organic sales growth.

At the investors meeting CSM will expand on its initiatives to deliver on these growth aspirations.

For more information on the investors seminar and to view the presentations from the meeting please visit www.csm.nl.

For more information, please contact:

Press & Analysts: Ian Blackford, Investor Relations Manager,
tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506



CSM nv
Corporate Communications

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (20) 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com

Press Release

CSM to acquire Best Brands in the US

date Diemen, the Netherlands 4 February 2010

CSM today announces that it has reached an agreement to acquire Best Brands, one of the largest premium bakery manufacturers in the US market, for cash consideration of $510 million. The acquisition of Best Brands creates the undisputed market leader in the North American bakery supplies market with total sales in excess of $2.3 billion. The acquisition strengthens CSM's global leadership position in the segments and product categories that CSM has targeted for future growth, particularly in the in-store bakery market. The transaction, which is subject to regulatory review, is expected to be completed in March 2010.

Best Brands achieved sales of $538 million in 2009. Best Brands have around 75% of their sales in the in-store segment with particular strengths in frozen baked cakes and muffins, which are complimentary to CSM's HC Brill product and customer portfolio.

Commenting on the acquisition, Gerard Hoetmer, CSM CEO said:
"The acquisition of Best Brands fits in our strategic journey which started in 2005. In these last four years we have created an efficient and focused company, resulting in global market leadership positions in both Bakery Supplies and Purac. In our strategy we have expressed our consolidator role in the bakery supplies market after having built the capabilities to grow organically by leveraging our innovation power and exploiting our economies of scale. The Best Brands acquisition fully fits within our stated strategy as it strengthens our leadership in our core markets, brings complimentary products in an extended customer portfolio and expands our baking capabilities. This acquisition will strengthen our ability to deliver organic growth in the North American market in particular as we leverage opportunities to grow in the in-store and out of home markets."

Our combined scale will bring synergies in production, logistics and procurement, which are expected to amount to at least $20 million within three years. The acquisition of Best Brands, which will generate additional shareholder value for CSM, represents a large step forward in the execution of our specific Bakery Supplies North American strategy. We will continue to drive the strategic objectives we have for our other divisions. Bakery Supplies Europe which has been completely restructured over the last years will also continue to improve its market position in strategic areas. Purac will continue its growth in preservation and green chemicals; our recent announcement regarding the construction of a large scale lactide factory is a prime example of our growth strategy.

The acquisition price of $510 million represents a multiple of 8.5 times reported EBITDA 2009.
CSM closed 2009 with substantially lower net debt compared to year-end 2008. The acquisition of Best Brands can be financed from existing available credit facilities. Rabobank/ Rothschild acted as exclusive advisors to CSM.

Registered, Amsterdam no. 33006580



About Best Brands:
Best Brands is one of the largest premium bakery manufactures in the US market, committed to providing high quality innovative products and services to the baking industry. Its broad product portfolio includes laminated dough, cakes, muffins, fillings and mixes. Best Brands has a leading position in value-added frozen products sold to in-store bakeries. Furthermore, Best Brands serves food service customers and retail and wholesale bakeries through its three distribution centers. Best Brands also goes to market with the well-known Multifoods brand. The company has 6 major production facilities across the United States, and is headquartered in Minnetonka, Minnesota. Best Brands was founded in 1971 and has a workforce of 1,580 people. For more information: www.bestbrandscorp.com

---

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580